PRESS RELEASE
FOR IMMEDIATE RELEASE
CZN - TSX : CZICF - OTCBB

Sprott Asset Management Controls 15.6% of Canadian Zinc Corporation

Toronto – August 21, 2007 - Canadian Zinc Corporation (“TSX:CZN”) reports that Sprott Asset Management Inc. (“Sprott”) has on August 10, 2007 filed an Initial Report under National Instrument 62-103 disclosing that as at July 31, 2007, Sprott exercised control or direction, on behalf of accounts fully managed by it, over 13,191,833 common shares and 6,542,500 warrants (the “Warrants”) of Canadian Zinc Corporation.  Based on the number of currently issued and outstanding common shares, and assuming the exercise of the Warrants, Sprott exercises control or direction over 15.6% of the issued and outstanding shares of Canadian Zinc.

Sprott’s managed accounts holding the shares and Warrants include: Sprott Canadian Equity Fund; Sprott Bull/Bear RSP Fund; Sprott Hedge Fund L.P.; Sprott Hedge Fund L.P. II; Sprott Master Fund, Ltd., and the Sprott Managed Accounts.

As previously announced, Canadian Zinc recently completed a private placement financing with Sprott for $10,000,250 by the issue of 11,765,000 Units at a price of $0.85 per Unit comprising 11,765,000 common shares and 5,882,500 share purchase warrants, each warrant exercisable at a price of $1.20 per share for a period of two years until July 24, 2009.  (See CZN press release July 24, 2007)

In its filing Sprott has stated that it exercises control or direction over all of the common shares and Warrants referred to above in its capacity as portfolio manager of managed accounts and that the securities are being held for investment purposes and depending on market and other conditions, Sprott may from time to time in the future increase or decrease its ownership, control or direction over the shares of Canadian Zinc, through market transactions, private agreements or otherwise.

About Canadian Zinc Corporation:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Canadian Zinc has 120,207,950 shares outstanding and is listed on the Toronto Stock Exchange under the symbol “CZN”.

Cautionary Statement – Forward Looking Information:

This press release contains forward-looking information.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com